Exhibit 99.2
NOTIFICATION OF MAJOR INTERESTS IN SHARES
1) Name of company: Wolseley plc
2) Name of shareholder having a major interest:
Legal & General Group Plc
3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non- beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18:
In respect of the above holder.
4) Name of the legal entities / registered holder(s) and, if more than one holder, the number of shares held by each of them:

22,700,719	Legal & General Group Plc / Legal & General Insurance Holdings Limited and Legal & General Assurance (Pensions Management) Limited
5) Number of shares/amount of stock acquired:
not applicable
6) Percentage of issued class:
not applicable
7) Number of shares/amount of stock disposed:
Not applicable
8) Percentage of issued class:
Not applicable
9) Class of security:
Ordinary shares of 25p each
10) Date of transaction:
9 February 2007
11) Date company informed:
9 February 2007
12) Total holding following this notification:

22,700,719
13) Total percentage holding of issued class following this notification:
3.44%
14) Any additional information:
Initial disclosure under new Disclosure and Transparency Rules.
Previous notification under s.198 Companies Act 1985 made on 19 March 2002 at 3%.
15) Name of contact and telephone number for queries:
Mark J. White — 0118 929 8700
16) Name and signature of authorised company official responsible for making this notification:
Mark J White, Group Company Secretary & Counsel
Date of notification:
9 February 2007
END